Mail Stop 3561

April 21, 2010

Ronald B. Freeman
Chief Financial Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, North Carolina 28711

> **Re:** **Ingles Markets, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 26, 2009**
> **Filed December 7, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 22, 2009**
> **File No. 000-14706**

Dear Mr. Freeman:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director